March 14, 2006
Filed under Rule 433
File Nos. 333-132297 and
333-132297-01
FINAL TERM SHEET
1,250,000 ITS
USB Capital IX
6.189% Fixed-to-Floating Rate Normal Income Trust Securities
(liquidation amount $1,000 per security)
fully and unconditionally guaranteed, as described in the prospectus supplement, by
U.S. Bancorp

Issuer of ITS:	USB Capital IX

Issuer of Preferred Stock Under Stock Purchase Contract Agreement and Junior Subordinated Notes and Guarantor of ITS:	U.S. Bancorp

Size:	1,250,000 Normal ITS, liquidation amount $1,000 per security and $1,250,000,000 in the aggregate. The 1,250,000 Normal ITS, together with the $1,000,000 of Trust Common Securities to be purchased by U.S. Bancorp, correspond to:
•	12,510 Stock Purchase Contracts, stated amount $100,000 per Stock Purchase Contract and $1,251,000,000 in the aggregate (obligating the Trust to purchase on the Stock Purchase Date 12,510 shares of Preferred Stock with an aggregate liquidation preference of $1,251,000,000), and

•	$1,251,000,000 initial principal amount of Junior Subordinated Notes.

Distributions on ITS:	Normal ITS: Payable on each Regular Distribution Date:
•	from March 17, 2006 through the later of April 15, 2011 and the Stock Purchase Date, accruing at a rate equal to 6.189% per annum for each Distribution Period ending prior to such date, and thereafter accruing at an annual rate equal to the greater of (i) Three-Month LIBOR for such Distribution Period plus 1.02% and (ii) 3.50%; and

•	on a cumulative basis for each Regular Distribution Date to and including the Stock Purchase Date and on a non-cumulative basis thereafter.

Stripped ITS: Payable on each Regular Distribution Date on or prior to the Stock Purchase Date:
•	at the rate of 0.65% per annum, accruing for each Stripped ITS from the Regular Distribution Date immediately preceding its issuance; and
•	on a cumulative basis.

Capital ITS: Payable on each Capital ITS Distribution Date prior to the Stock Purchase Date at the rate of 5.539% per annum, accruing for each Capital ITS from the Capital ITS Distribution Date immediately preceding its issuance.

Interest Rate on Junior Subordinated Notes to the Remarketing Settlement Date:	5.539% per annum, accruing from March 17, 2006.

Reset Caps on Remarketing of Junior Subordinated Notes:	The Fixed Rate Reset Cap will be the prevailing market yield, as determined by the Remarketing Agent, of the benchmark U.S. treasury security having a remaining maturity that most closely corresponds to the period from such date until the earliest date on which the Junior Subordinated Notes may be redeemed at U.S. Bancorp’s option in the event of a successful Remarketing, plus 350 basis points, or 3.50% per annum, and the Floating Rate Reset Cap, which the Reset Spread may not exceed, will be 302 basis points, or 3.02% per annum.

Contract Payment Rate:	0.65% per annum, accruing from March 17, 2006.

Dividend Rate on the Preferred Stock:	To but not including the Dividend Payment Date in April 2011, a rate per annum equal to 6.189% per annum.

Thereafter for each related Dividend Period, a rate per annum equal to the greater of (x) Three-Month LIBOR for the related Dividend Period plus 1.02% and (y) 3.50%.

Interest Rate on U.S. Bank National Association Deposit Pledged to Secure Stock Purchase Contracts Between Remarketing Settlement Date and Stock Purchase Date:	5.32% per annum.

Offering Price, Proceeds Before Expenses and Commissions to the Underwriters:	Initial Public Offering Price: $1,000 per Normal ITS, $1,250,000,000 in the aggregate.

Proceeds Before Expenses to U.S. Bancorp: $1,000 per Normal ITS, $1,250,000,000 in the aggregate.

Commissions to the Underwriters: $10.00 per Normal ITS, $12,500,000 in the aggregate.

Selected Dealer Allowance:	Not applicable.

Trade Date:	March 14, 2006.

Settlement Date:	March 17, 2006.

U.S. Bancorp’s Estimated Total Out-of-Pocket Expenses, Excluding Underwriting Commissions:	$888,607.

Expected Net Proceeds to U.S. Bancorp from the Offering, after Expenses and Underwriting Commissions:	$1,236,611,393.
This communication is intended for the sole use of the person to whom it is provided by us.
The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and the accompanying prospectus if you request it by calling toll-free 1-800-326-5897.
Terms are used in this term sheet with the meanings assigned to them in the prospectus supplement subject to completion, dated March 13, 2006.